Exhibit 21.1

Subsidiaries of Navigant Consulting, Inc. (as of December 31, 2015)

Name	Jurisdiction of Incorporation	Doing Business as
McKinnis Consulting Services, LLC.	Illinois	McKinnis Consulting Services
Navigant Capital Advisors, LLC	Delaware	Navigant Capital Advisors, LLC
Navigant Consulting (Europe) Limited	United Kingdom	Navigant Consulting Europe
Navigant Consulting Ltd.	Ontario, Canada	Navigant Consulting Ltd.
Navigant Consulting (PI) LLC	Delaware	Navigant Consulting (PI) LLC
Navigant Economics, LLC	Delaware	Navigant Economics
Navigant Holdings US, LLC	Delaware	Navigant Holdings (US), LLC
NCI Healthcare, LLC	Delaware	Navigant Consulting, Inc.
Navigant Healthcare Cymetrix Corporation (name changed to Navigant Cymetrix Corporation, effective January 1, 2016)	Delaware	Navigant Cymetrix

Peterson Consulting L.L.C.	Illinois	Navigant Consulting, Inc.

Pursuant to Rule 601(b)(21)(ii) of Regulation S-K, certain subsidiaries have been omitted from this Exhibit.